Exhibit 21.1

ZAZA ENERGY CORPORATION
SUBSIDIARIES AS OF MARCH 15, 2013

Company	Jurisdiction
Toreador Resources Corporation	Delaware
ZaZa Energy Development, LLC	Texas
ZaZa Energy, LLC	Texas
ZaZa France SAS (f/k/a Toreador France SAS)	France
ZaZa Holdings, Inc.	Delaware
ZaZa Holding SAS (f/k/a Toreador Holding SAS)	France
ZaZa International Holding Limited Liability Company (f/k/a Toreador International Holding LLC)	Hungary
ZaZa Petroleum Management, LLC	Texas